ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

Brett Cooper (415) 773-5918 bcooper@orrick.com

March 8, 2016

VIA EDGAR

William H. Thompson

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Central Garden & Pet Company
Form 10-K for Fiscal Year Ended September 26, 2015
Filed December 10, 2015
Form 8-K Filed February 2, 2016
File No. 001-33268

Dear Mr. Thompson:

Central Garden & Pet Company (the “Company”) responds to your comment letter dated February 23, 2016. For ease of reference, we have repeated your comments below followed by the Company’s responses.

Form 10-K for Fiscal Year Ended September 26, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 30

1.	Comment: Reference is made to the last paragraph in which you disclose income from operations before corporate expenses and eliminations of $158.9 million. Since income from operations before corporate expenses is a non-GAAP financial measure, please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K in future filings. Refer to Question 104.04 of the Division’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

William H. Thompson

March 8, 2016

Response:

The Company will no longer provide the non-GAAP financial measure for income from operations for the two operating segments before corporate expenses and eliminations. Instead, the Company advises the staff that it will provide disclosure in future filings similar to the below based on its Form 10-K for the fiscal year ended September 26, 2015 (the “2015 Form 10-K”).

“In fiscal 2015, our income from operations was $91.4 million consisting of income from our Pet segment of $98.8 million, income from our Garden segment of $60.1 million and corporate expenses and eliminations of $(67.5) million. See Note 19 to our consolidated financial statements for financial information about our two operating segments.”

Use of Non-GAAP Measures, page 32

2.	Comment: Please disclose the reasons why you believe that your presentation of non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations in future filings. In addition, please confirm to us that similar disclosure will also be provided in future filings on Form 10-Q and Form 8-K. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and Regulation G.

Response:

The Company advises the staff that page 32 of the 2015 Form 10-K states “However, management believes that certain non-GAAP financial measures that exclude the impact of a non-cash intangible asset impairment charge in fiscal 2015, a garden charge in fiscal 2014, and the gain from the sale of manufacturing plant assets in fiscal 2014 may be useful in certain instances to provide additional meaningful comparisons between current results and results of prior operating periods that should be considered when assessing our ongoing performance.” (emphasis supplied)

The Company will supplement this disclosure with the following, when applicable, “Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance, and we believe these measures

William H. Thompson

March 8, 2016

similarly may be useful to investors in evaluating our financial and operating performance and the trends in our business from management’s point of view.”

Similar disclosure, as noted above, will be presented in future filings as applicable.

Results of Operations (GAAP), page 35

3.	Comment: Reference is made to the table of changes in the allowance for doubtful accounts on page F-18. Please tell us the underlying reasons for the charges in fiscal 2013 and 2014. Please also tell us your consideration of discussing these charges in your discussion of results of operations.

Response:

The table of changes in the allowance for doubtful accounts on page F-18 shows charges to costs and expenses in fiscal 2013 and 2014 of $4.4 million and $9.0 million, respectively. The allowance for doubtful accounts consists of allowances for bad debts, allowances for customer returns and allowances for sales promotions. The majority of the charges to operations in both fiscal 2013 and 2014 relate to allowances for returns in the Garden segment related to problems associated with certain new products introduced in 2013 which were subsequently discontinued in 2014.

The Company advises the staff that the 2015 Form 10-K discloses the underlying reasons for the charges in the Garden segment regarding the discontinued product charge on (i) pages 32 to 34 under “—Garden Segment Discontinued Product Charge” and in the tables under the discussion of “Use of Non-GAAP Financial Measures;” and (ii) on pages 34 to 35 under “—Net Sales” and “—Gross Profit” within the discussion of “Fiscal 2015 Compared to Fiscal 2014.” The Company believes discussing the impact of these charges may be useful in certain instances to provide additional meaningful comparisons between current results and results in prior operating periods that should be considered when assessing its ongoing performance. Additionally, the Company’s management used these non-GAAP financial measures to analyze, understand and assess its on-going operations.

Fiscal 2014 Compared to Fiscal 2013

Operating Income, page 40

4.	Comment: You disclose fiscal 2013 adjusted operating income, adjusted operating margin, adjusted operating income in Garden, and adjusted operating margin in Garden. No

William H. Thompson

March 8, 2016

reconciliations to the most directly comparable financial measures as required by Item 10(e)(1)(i)(B) of Regulation S-K are presented. Please provide all required non-GAAP reconciliations in future filings.

Response:

The Company advises the staff that it will provide all required non-GAAP reconciliations in future filings. The noted reconciliations were provided in the Company’s Form 10-K for the fiscal year ended September 27, 2014 but were omitted inadvertently in the 2015 Form 10-K.

Financial Statements

13. Income Taxes, page F-26

5.	Comment: Please show us how to reconcile deferred tax expense to the amount of deferred income taxes disclosed in the consolidated statements of cash flows.

Response:

The deferred income tax amount disclosed in the consolidated statement of cash flows for fiscal 2015 agrees to the deferred income tax expense as disclosed in footnote 13. The deferred income tax amounts disclosed in the consolidated statements of cash flows for fiscal 2013 and 2014 reflect the total change in the deferred tax balance sheet accounts between these two fiscal years. The difference between deferred income tax expense and the changes in deferred tax balance sheet accounts relates to excess tax benefits for stock based compensation of $2.0 million in fiscal 2014 and $0.4 million in fiscal 2013.

The Company acknowledges that the deferred income tax expense disclosed in the consolidated statements of cash flows for fiscal 2014 and 2013 should not include the excess tax benefit, but the Company’s management does not believe that the inclusion is material to the consolidated financial statements.

Form 8-K Filed February 2, 2016

Exhibit 99.1

6.

Comment: We note your forward looking disclosure in the third paragraph regarding adjusted earnings per fully diluted share for the full year. In future filings please present, with equal or greater prominence, the most directly comparable financial measure or measures

William H. Thompson

March 8, 2016

calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP) and a reconciliation (by schedule or other clearly understandable method), to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

Response:

The Company advises the staff that, in future filings where it presents forward looking non-GAAP financial measures such as adjusted earnings per fully diluted share for the next full year, the Company also will present with equal or greater prominence the most directly comparable GAAP financial measure and a reconciliation, to the extent available without unreasonable effort, of the differences between the non-GAAP financial measure and the most directly comparable GAAP financial measure. For example, for fiscal 2016, the Company’s disclosure will look as follows, “the Company is projecting fiscal 2016 GAAP EPS of $0.82 or higher and adjusted EPS of $1.00 or higher after excluding the debt refinancing charges in the first quarter of fiscal 2016.” A table providing the reconciliation will also be available, as follows:

Projected EPS – Diluted Fiscal Year 2016
GAAP	$0.82
Adjustment for debt refinancing charges	$0.18

Adjusted	$1.00

In the first quarter of fiscal 2016, we incurred incremental expenses related to the redemption of our 2018 Notes and the issuance of our 2023 Notes.

To the extent a reconciliation is unavailable without unreasonable effort or inaccessible, the Company will disclose this fact, provide the reconciling information that is available without unreasonable effort, and the Company will identify any information that is unavailable and disclose its probable significance.

William H. Thompson

March 8, 2016

If you have any questions about this filing or the Company’s responses, please contact me at (415) 773-5918 or bcooper@orrick.com.

Very truly yours,

/s/ Brett Cooper
Brett Cooper

cc:	John R. Ranelli – Chief Executive Officer
Howard Machek – Chief Accounting Officer

William H. Thompson

March 8, 2016

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged:

/s/ John R. Ranelli
John R. Ranelli
Chief Executive Officer